+1 415-808-5882 admin@eko.org www.eko.org	2443 Fillmore St #380-1279 San Francisco, CA 94115

United States Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation Pursuant to Rule Rule 14a-6(g)

Name of the Registrant: Microsoft Corporation
Name of persons relying on exemption: Ekō
Address of persons relying on exemption: Ekō, 2443 Fillmore St #380-1279, San Francisco, CA 94115, United States.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. In accordance with Rule 14a-6(g)(1)m, submission is required of this filer under the terms of the Rule because the filers of the shareholder resolution own beneficially securities of the class which is the subject of the solicitation with a market value of over $5 million.

This is not a solicitation of authority to vote your proxy, nor does the information contained within constitute investment advice. Please DO NOT send your proxy card; the filer is not able to vote your proxies, nor does this communication contemplate such an event.

Please see below attachment of email communication and social media posts in support of a shareholder resolution filed by the Religious of the Sacred Heart of Mary and other co-filers.

Microsoft: Stop Powering Genocide

Even under a so-called “ceasefire,” Palestinians are still being killed by Israel’s AI-powered warfare — and Microsoft’s technology is helping make it possible.

On December 5, at Microsoft’s Annual General Meeting, shareholders will cast their votes on Proposal 9 — a historic resolution demanding that Microsoft review its due diligence processes after it failed to identify and disclose the risks associated with its contracts with the Israeli military.

Under mounting pressure from workers, investors, and the public, Microsoft has already begun scaling back some deals with Israel’s military. The AGM vote is our moment to push Microsoft toward ending its role in AI-driven warfare — in Gaza and beyond.

Email your pension fund

If you have a pension, superannuation, or mutual fund, you probably own Microsoft shares — which means your fund manager will vote on your behalf at the AGM.

Use our one-click tool and tell your fund: Vote yes on Proposal 9.

VOTE YES FOR PROPOSAL 9

Microsoft’s annual general meeting (AGM) is on December 5, and Ekō members along with dozens of other shareholders have co-filed a resolution for all investors to vote on.

Proposal 9 asks Microsoft to report on the effectiveness of its human rights due diligence — especially in light of evidence that Microsoft technologies and cloud infrastructure are being used by the Israeli military as it conducts its assaults on Gaza and the West Bank.

Please use the form below to email your pension or mutual fund manager and ask them to support Proposal 9 at Microsoft’s AGM.

—

Dear fund manager,

I am a member of your fund and I am writing to you regarding the upcoming Annual General Meeting of Microsoft Corporation (MSFT) on December 5th.

Please vote FOR proposal 9.

Proposal 9 calls for a report on the effectiveness of Microsoft’s human rights due diligence (HRDD). The proposal asks Microsoft to publish a report, assessing the effectiveness of its human rights due diligence (“HRDD”) processes in preventing, identifying, and addressing customer misuse of Microsoft artificial intelligence (“AI”) and cloud products or services that violate human rights or international humanitarian law. You can find the exempt solicitation, which explains the material risks, here: https://www.sec.gov/Archives/edgar/data/789019/000121465925015002/i1016250px14a6g.htm

Ineffective HRDD exposes investors like me to material risks:

* Financial Risk: potential loss of revenue or increased cost of capital, potential portfolio impacts for investors due to S&P 500 weighting.

* Legal and Regulatory Risk: potential financial liability for the Company under EU laws; potential criminal liability for the Company and its executives for complicity in human rights violations.

* Operational Risk: negative impacts on key talent recruitment and retention; distractions of senior management from core business.

* Reputational Risks: Microsoft named by UN Special Rapporteur as profiting from, and therefore complicit in, war crimes and genocide in Gaza. Risk of eroding public and customer trust.

As someone whose retirement savings are managed by you, I am very concerned about how my money is being invested. I request that you let me know how you plan to vote on this important resolution and the reasoning for your vote.

—-

Dear friend,

We are building the biggest shareholder action Microsoft has ever seen, and we need your help before the AGM on December 5.

Ekō members alongside dozens of other Microsoft shareholders co-filed 2 resolutions that every single Microsoft investor will get to vote on in the coming weeks.

Both resolutions highlight the link between Microsoft technologies and human rights abuses. We need as many investors as possible to vote in favor of the resolutions.

Could you send a message to your asset manager urging them to vote in favor of Proposals 8 and 9?

The first resolution (Proposal 8) is about Microsoft’s decision to build a data center in Saudi Arabia despite ongoing human rights abuses including the jailing of peaceful activists for posting their views online.

The second resolution (Proposal 9 – which has an unprecedented number of co-filers thanks to this amazing community) is about Microsoft’s due diligence failures especially in regards to the Israeli military’s use of its technology and cloud computing tools in the genocide in Gaza. Microsoft claims to have reviewed and found no evidence that its technology is being used to harm Palestinians. But weeks later, a Guardian exposé revealed that Microsoft servers were storing mass surveillance data of Palestinians in the West Bank and Gaza!

Even the filing of these resolutions is shining a light on Microsoft’s human rights failures. But in order to really have impact we need to get as many investors as possible to vote in favor of the resolutions.

Could you send a message to your asset manager urging them to vote in favor of Proposals 8 and 9?

If you have a pension, superannuation, or mutual fund, you almost certainly own Microsoft shares. Your fund manager will cast a vote on your behalf, so it’s crucial that they hear from you about how you want them to vote on proposals 8 and 9.

We’ve built a simple tool that lets you email your fund manager in minutes. If thousands of us act together, we can end Microsoft’s human rights abuses from Gaza to Riyadh.

Tell your pension fund: vote YES for proposals 8 and 9

Our shareholder actions are making a splash – like last year’s proposal about data centers getting over the minimum threshold needed in order to refile it again this year. Microsoft is under tremendous pressure through these resolutions – let’s do everything we can to get them over the line.

Microsoft
HOLD MICROSOFT ACCOUNTABLE
Microsoft is helping the Israeli military power a genocide — and most of us are unknowingly funding it through our pensions.
In just a few clicks you can tell your fund: Vote yes on Proposal 9 to require Microsoft review its due diligence processes.
Eko.org/Microsoft

Post or reshare the attached graphic, only using the following caption:
URGENT: @Microsoft is powering Israel’s AI warfare in Gaza and the West Bank, and on Dec 5, shareholders will vote on a resolution to hold it accountable. Join me in using our pension power to pass the resolution: eko.org/microsoft

(Please do not add any additional text in order to comply with shareholder rules.)

Learn more

Read the full risk report detailing the shareholder proposal and the risks Microsoft faces because of its contracts with the Israeli military — including Azure, AI, and cloud services used for mass surveillance, targeting systems, and other operations that violate international humanitarian law. The report documents how Microsoft’s current human rights due diligence (HRDD) processes are failing time and time again.

Why it matters

On September 25, 2025, The Guardian reported that Microsoft had restricted Israeli military use of certain technologies after journalistic investigations revealed they had been employed in mass surveillance of Palestinians. This followed an earlier Company review, which purportedly found its Azure and AI technologies had not been used in ways that breached Microsoft’s terms of service or AI Code of Conduct. The decision to act only after persistent media reporting and employee and public outcry illustrates that Microsoft’s HRDD processes did not identify or address significant human rights risks, revealing gaps in oversight and review.

This isn’t an isolated case. There is a pattern of allegations about Microsoft’s complicity in human rights violations in China, Saudi Arabia, and the USA. This suggests systemic issues with Microsoft’s HRDD practices.

Proposal 9 calls on Microsoft to review its HRDD processes in order to prevent its products from being used for unlawful killing, mass surveillance, or other grave human rights abuses. With AI warfare expanding globally, this vote is about stopping Microsoft from facilitating atrocities not only in Gaza, but anywhere its technologies are deployed next.

Hi Everyone -

Do you have a 401k? Stock market investments? Enrolled in a pension fund? Or someone in your life who is?

If yes - YOU can act today to challenge Microsoft’s complicity in genocide!

Microsoft’s technology has been enabling the Genocide in Gaza. Employees, investors, and grassroots organizations have been holding the company accountable to their moral and corporate obligations.

Read the tool below to learn how to make your voice heard AND please share to any and everyone in your life who has investments of any form in Microsoft!

Divest4Pal - Microsoft Proxy Voting

If you own stock in Microsoft, you have a critical opportunity to help hold Microsoft to account for its role in the Gaza genocide!

Between now and Microsoft’s Annual General Meeting on December 5, VOTE your shares on Human Rights Due Diligence, Human Rights and Data Centers, Anti-Environmental Social and Governance resolutions and VOTE on the board of directors who enable Microsoft’s bad practices.

This guide provides instructions for voting on the shareholder proposals and board of directors election at Microsoft’s upcoming Annual General Meeting. It includes a summary of each proposal, recommended votes, and instructions on how to submit votes depending on where your shares are held. AND Come to our office hour + power hour to do this together - Thursday Nov 20th 6pm ET/3pm PT, registration link below. Please share widely!

In most cases your shares are being voted with or without your voice! Even values-aligned advisors/proxy voting companies often vote against resolutions that include Palestine - make sure your voice is heard!

Sample Ballot

Item	Vote Option
Proposal 9: Report on Human Rights Due Diligence	■ Yes ☐ No ☐ Abstain
Proposal 8: Report on Data Operations in Human Rights Hotspots	■ Yes ☐ No ☐ Abstain
Proposal 5: European Security Program Censorship Risk Audit	☐ Yes ■ No ☐ Abstain
Proposal 6: Report on Risks of Censorship in Generative Artificial Intelligence	☐ Yes ■ No ☐ Abstain
Proposal 7: Report on AI Data Usage Oversight	☐ Yes ■ No ☐ Abstain
Board of Directors Election - Sandra Peterson, Chair of the Governance Committee	☐ Yes ■ No ☐ Abstain

Voting rationale + Full proposal language available below

How to Vote

* If you do not own Microsoft stocks directly (i.e. you have shares in Microsoft through a pension fund or mutual fund), use this tool to reach out to those making decisions on how your shares are voted. *

1. For Shares Held Directly with the Company’s Transfer Agent - For Current and Former Microsoft Employees

•	Look for an email or mailed notice from the transfer agent Broadridge.
•	Use the control number provided to access the online voting portal.
•	Enter votes as indicated in the sample ballot.
•	Submit and confirm receipt.

Instructions directly from Broadridge available here.

2. For Shares Held with a Brokerage Account (e.g., Fidelity, Schwab, Vanguard)

•	Log in to the brokerage platform (e.g., Fidelity, Schwab, Vanguard).
•	Locate the “Proxy Voting” or “Shareholder Voting” section.
•	Follow the on-screen instructions to submit votes according to the recommendations above.
•	Confirm submission and save a copy of the confirmation for records.

3. For Shares Held in a Retirement or Employee Stock Plan

•	Access the plan’s voting portal through the plan administrator’s website.
•	Review the proxy materials provided.
•	Submit votes following the recommended selections.
•	Verify that the vote has been recorded before the deadline.

4. For Shares Managed by an Asset Manager or Financial Advisor

•	Reach out to your advisor - there is a sample email available below.
•	If you receive push back, stand strong and reach out (contact info below)
•	Follow up to confirm that the vote has been recorded before the deadline.

Sample Outreach Template

Dear [Asset Manager OR Financial Advisor],

I am writing because it is important to me that my assets are managed in a way that aligns with my values. As such, I would like to make sure my proxies are being voted in favor of shareholder proposals seeking greater transparency and accountability from the companies I invest in.

As a shareholder in Microsoft, I am specifically asking that my shares are used to vote FOR Proposals 8: Report on Data Operations in Human Rights Hotspots and Proposal 9: Report on Human Rights Due Diligence. I am also asking that my shares are used to vote AGAINST Proposal 5: European Security Program Censorship Risk Audit, Proposal 6: Report on Risks of Censorship in Generative Artificial Intelligence, and Proposal 7: Report on AI Data Usage Oversight. Finally, I am asking that my share are used to vote AGAINST electing Sandra Peterson, Chair of the Governance Committee, to the Board of Directors.

In addition to flagging the above shareholder resolution, I would appreciate learning more about the guidelines that are used to cast my votes. Please send me the proxy voting guidelines used for my proxies at your earliest convenience.

Thank you,

[Your Name]

Feeling like - what the heck does this all mean??

Here is a short explainer video on Proxy Voting

Office Hour + Power Hour

Let’s take action in community! Come with questions + have dedicated time to get your vote in.

Time: Nov 20, 2025 6:00 PM ET / 3:00 PM PT

Zoom Registration Link

https://zoom.us/meeting/register/jDDLknFCTs-yWjY8WvPcVQ

Important Deadlines

•	Voting Opens: Now!
•	Voting Closes: December 5 Votes must be submitted before the deadline to be counted.

Contact Information

For questions or assistance with voting, contact: Divest4Pal at info@divest4pal.com

Let us know you have reached out to your asset manager or financial advisor by filling out this form! We are happy to help support follow-up outreach and analyze your manager/advisor’s voting guidelines.

Voting Rationale

The full proposals appears in Microsoft’s 2025 Proxy Statement along with the Microsoft’s own recommendation's - which are different than ours!

Proposal 9: Report on Human Rights Due Diligence – Vote Yes

Proposal 9, Report on Human Rights Due Diligence, would require Microsoft to assess the effectiveness of its human rights due diligence (“HRDD”) processes in preventing, identifying, and addressing customer misuse of Microsoft artificial intelligence (“Al”) and cloud products or services that violates human rights or international humanitarian law.

Proposal 8: Report on Data Operations in Human Rights Hotspots – Vote Yes

Proposal 8 would require Microsoft to assess the implications of locating Microsoft cloud data centers in countries with significant human rights concerns. It would require Microsoft to assess  the priorities and potential impacts on people, any mitigating actions, any tracking of outcomes, and whether the company identifies and engages rights-holders to ensure its human rights efforts are well informed.

Proposals 5, 6, 7 – Vote No

These three proposals are considered “anti-ESG,” meaning that they advocate against policies that promote greater environmental, social and governance practices. These proposals are often disguised as “pro-ESG” through using similar language to ESG proposals, but in reading the full language of the proposal and noting the filers (National Center for Public Policy Research, American Conservative Values ETF, National Legal and Policy Center), we understand these to actually be “anti-ESG.”

Board of Directors Election: Sandra Peterson – Vote No

Sandra Peterson is the Chair of the Microsoft Governance Committee. When Microsoft published its proxy statement, it omitted two shareholder proposals that were under deliberation in the SEC no action process. One of these proposals was for an independent Board Chair for Microsoft. Companies generally do not omit shareholder proposals unless the SEC advises them that they won’t take action against the company for doing so. As the Governance Committee Chair, Peterson is responsible for their omission on the proxy statement.